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CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Charley Z. Murahwi, M.Sc., P.Geo., Pr.Sci.Nat., FAusIMM do hereby consent to the public filing of the technical report titled *"NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico"* and dated March 6, 2013 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from or a summary of, the technical report contained in the Annual Information Form dated March 28, 2013, the Annual Report on Form 40-F dated March 28, 2013, the Management Discussion & Analysis dated March 11, 2013 and the news release dated February 25, 2013 (the "News Release"), of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 28, 2013, the Annual Report on Form 40-F dated March 28, 2013, the Management Discussion &Analysis dated March 11, 2013 and the news release dated February 25, 2013 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 28 day of March, 2013

"Charley Z. Murahwi" {signed and sealed}

Charley Z. Murahwi, M.BSc., P.Geo., Pr.Sci.Nat., FAusIMM

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